EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,
	2014	2013
	(Millions)
Net income attributable to Tenneco Inc.	$205	$129
Add:
Interest expense	58	60
Portion of rental representative of the interest factor	16	14
Income Tax Expense (Benefit)	117	89
Noncontrolling interests	29	28
Amortization of interest capitalized	3	3
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	—	—
Earnings as defined	$428	$323
Interest expense	58	60
Interest capitalized	3	3
Portion of rentals representative of the interest factor	16	14
Fixed charges as defined	$77	$77
Ratio of earnings to fixed charges	5.56	4.19